SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 5)*

                               The West Seal, Inc.
                              ____________________
                                (Name of Issuer)

                      Class A Common Stock, $0.10 Par Value
                      _____________________________________
                         (Title of Class of Securities)


                                    961840105
                                 ______________
                                 (CUSIP Number)

                                Irving Teitelbaum
                                 Suzy Shier Ltd.
                              1604 St. Regis Blvd.
                              Dorval, Quebec H9P1H6
                                 (514) 684-3651
              ____________________________________________________
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 28, 2000
                      _____________________________________
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the following pages)
                               Page 1 of 17 Pages

                                  SCHEDULE 13D

CUSIP No.  961840105                                          Page 2 of 17 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Gross-Teitelbaum Holdings, Inc.

2        Check the Appropriate Box If a Member of a Group*

                              a. [X]
                              b. [ ]

3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)        [ ]


6        Citizenship or Place or Organization

                  Canada

                             7               Sole Voting Power
                                                      0
Number of
  Shares
Beneficially                 8               Shared Voting Power
  Owned By                                            815,573
    Each
Reporting                    9               Sole Dispositive Power
    Person                                            0
    With

                             10              Shared Dispositive Power
                                                      815,573


11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                                  815,573

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*
                                   [X}

13       Percent of Class Represented By Amount in Row (11)

                                    7.87%

14       Type of Reporting Person*
                  CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.  961840105                                          Page 3 of 17 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Los Angeles Express Fashions, Inc.

2        Check the Appropriate Box If a Member of a Group*

                              a. [X]
                              b. [ ]

3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)        [ ]

6        Citizenship or Place or Organization

                  Canada


                             7               Sole Voting Power
Number of                                             0
  Shares
Beneficially                 8               Shared Voting Power
  Owned By                                            1,455,000
    Each
Reporting                    9               Sole Dispositive Power
    Person                                            0
    With
                             10              Shared Dispositive Power
                                                      1,455,000


11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                                  1,455,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                   [X]

13       Percent of Class Represented By Amount in Row (11)

                                    13.23%

14       Type of Reporting Person*
                  CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.  961840105                                          Page 4 of 17 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Suzy Shier Equities Inc.

2        Check the Appropriate Box If a Member of a Group*

                              a. [X]
                              b. [ ]

3        SEC Use Only

4        Source of Funds*

                  OO

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)        [ ]

6        Citizenship or Place or Organization

                  Canada

                             7               Sole Voting Power
                                                      0
Number of
  Shares
Beneficially                 8               Shared Voting Power
  Owned By                                            1,920,500
    Each
Reporting                    9               Sole Dispositive Power
    Person                                            0
    With

                             10              Shared Dispositive Power
                                                      1,920,500


11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                                  1,920,500

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*
                                   [X]

13       Percent of Class Represented By Amount in Row (11)

                                    17.19%

14       Type of Reporting Person*
                  CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.  961840105                                          Page 5 of 17 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Suzy Shier Ltd.

2        Check the Appropriate Box If a Member of a Group*

                                     a. [X]
                                     b. [ ]

3        SEC Use Only

4        Source of Funds*

                  OO

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)        [ ]

6        Citizenship or Place or Organization

                  Canada

                             7               Sole Voting Power
                                                      58,000
Number of
  Shares
Beneficially                 8               Shared Voting Power
  Owned By                                            1,920,500
    Each
Reporting                    9               Sole Dispositive Power
    Person                                            58,000
    With

                             10              Shared Dispositive Power
                                                      1,920,500


11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                                  1,978,500

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*
                                        [X]

13       Percent of Class Represented By Amount in Row (11)

                                    17.71%

14       Type of Reporting Person*
                  CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.  961840105                                          Page 6 of 17 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Stephen Gross Holdings Inc.

2        Check the Appropriate Box If a Member of a Group*

                                     a. [X]
                                     b. [ ]

3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)         [ ]

6        Citizenship or Place or Organization

                  Canada

                             7               Sole Voting Power
                                                      0
Number of
  Shares
Beneficially                 8               Shared Voting Power
  Owned By                                            1,978,500
    Each
Reporting                    9               Sole Dispositive Power
    Person                                            0
    With

                             10              Shared Dispositive Power
                                                      1,978,500


11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                                  1,978,500

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*

13       Percent of Class Represented By Amount in Row (11)

                                    17.71%

14       Type of Reporting Person*
                  CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.  961840105                                          Page 7 of 17 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Stephen Gross

2        Check the Appropriate Box If a Member of a Group*

                                     a. [X]
                                     b. [ ]

3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)             [ ]

6        Citizenship or Place or Organization

                  Canada

                             7               Sole Voting Power
                                                      0
Number of
  Shares
Beneficially                 8               Shared Voting Power
  Owned By                                            1,978,500
    Each
Reporting                    9               Sole Dispositive Power
    Person                                            0
    With

                             10              Shared Dispositive Power
                                                      1,978,500


11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                                  1,978,500

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*
                                   [X]

13       Percent of Class Represented By Amount in Row (11)

                                    17.71%

14       Type of Reporting Person*
                  IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.  961840105                                          Page 8 of 17 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Teitelbaum Holdings, Inc.

2        Check the Appropriate Box If a Member of a Group*

                                     a. [X]
                                     b. [ ]

3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)                  [ ]

6        Citizenship or Place or Organization

                  Canada

                             7               Sole Voting Power
                                                      0
Number of
  Shares
Beneficially                 8               Shared Voting Power
  Owned By                                            2,794,073
    Each
Reporting                    9               Sole Dispositive Power
    Person                                            0
    With

                             10              Shared Dispositive Power
                                                      2,794,073


11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                                  2,794,073

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*
                                       [X]

13       Percent of Class Represented By Amount in Row (11)

                                    23.31%

14       Type of Reporting Person*
                  CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.  961840105                                          Page 9 of 17 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Irving Teitelbaum

2        Check the Appropriate Box If a Member of a Group*

                                     a. [X]
                                     b. [ ]

3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)             [ ]

6        Citizenship or Place or Organization

                  Canada

                             7               Sole Voting Power
                                                      40,000
Number of
  Shares
Beneficially                 8               Shared Voting Power
  Owned By                                            2,794,073
    Each
Reporting                    9               Sole Dispositive Power
    Person                                            40,000
    With

                             10              Shared Dispositive Power
                                                      2,794,073


11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                                  2,834,073

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*
                                   [ ]

13       Percent of Class Represented By Amount in Row (11)

                                    23.56%

14       Type of Reporting Person*
                  IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.  961840105                                         Page 10 of 17 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  La Senza Inc.

2        Check the Appropriate Box If a Member of a Group*

                                     a. [X]
                                     b. [ ]

3        SEC Use Only

4        Source of Funds*

                  Not Applicable


5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)             [ ]

6        Citizenship or Place or Organization

                  Canada

                             7               Sole Voting Power
                                                      0
Number of
  Shares
Beneficially                 8               Shared Voting Power
  Owned By                                            0
    Each
Reporting                    9               Sole Dispositive Power
    Person                                            0
    With

                             10              Shared Dispositive Power
                                                      0


11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                                  0

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*
                                       [X]

13       Percent of Class Represented By Amount in Row (11)

                                    0%

14       Type of Reporting Person*
                  CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.  961840105                                         Page 11 of 17 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  3254127 Canada Inc.

2        Check the Appropriate Box If a Member of a Group*

                                     a. [X]
                                     b. [ ]

3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)             [ ]

6        Citizenship or Place or Organization

                  Canada

                             7               Sole Voting Power
                                                      0
Number of
  Shares
Beneficially                 8               Shared Voting Power
  Owned By                                            815,573
    Each
Reporting                    9               Sole Dispositive Power
    Person                                            0
    With

                             10              Shared Dispositive Power
                                                      815,573


11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                                  815,573

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*
                                       [X]

13       Percent of Class Represented By Amount in Row (11)

                                    7.87%

14       Type of Reporting Person*
                  CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 12 of 17 Pages


                  This Amendment No. 5 to Schedule 13D relates to shares of Class A Common Stock, $0.10 par value per share (the "Class A Shares"), of The Wet Seal, Inc. (the "Issuer"). This Amendment No. 5 supplementally amends the Initial Statement on Schedule 13D dated August 21, 1995 and all subsequent amendments thereto (collectively, the "Initial Statement") filed by the Reporting Persons. This Amendment No. 5 on Schedule 13D is being filed by the Reporting Persons to report the recent transaction in Class B Shares of the Issuer (convertible into Class A Shares), as a result of which the number of Class A Shares of which certain of the Reporting Persons may be deemed the beneficial owner of has changed by more than one percent of the total number of outstanding Class A Shares. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 1.           Security and Issuer.

                  This Statement relates to the Class A Shares. The address of the principal executive offices of the Issuer is 26972 Burbank, Foothill Ranch, California, 93610.

Item 2.           Identity and Background.

                  This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  (i)       Gross-Teitelbaum Holdings Inc. ("GTHI"),
                  (ii)      Los Angeles Express Fashions, Inc. ("LA"),
                  (iii)     Suzy Shier Equities Inc.,
                  (iv)      Suzy Shier Ltd. ("Suzy Shier Ltd."),
                  (v)       Stephen Gross Holdings Inc. ("SGHI "),
                  (vi)      Stephen Gross ("Mr. Gross"),
                  (vii)     Teitelbaum Holdings Inc. ("THI"),
                  (viii)    Irving Teitelbaum ("Mr. Teitelbaum"),
                  (ix)      La Senza Inc. ("La Senza") and
                  (x)       3254127 Canada Inc. ("3254127").

                  On January 28, 2000, La Senza transferred 155,000 Class B Shares to LA, an indirect wholly-owned subsidiary of its parent, Suzy Shier Ltd.

                  During the past five years, none of the Reporting Persons and to the best of the Reporting Persons' knowledge, any other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding, or (b) been a party to any civil proceeding as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

                                                             Page 13 of 17 Pages


Item 3.           Source and Amount of Funds or Other Consideration.

                  LA issued 2,481,627.5 class F shares of its capital stock as consideration for the securities reported herein as being acquired by it since December 13, 1999 (60 days prior to the date hereof).

                  The Class A Shares (and securities derivative thereof) held by the Reporting Persons for the account(s) of Suzy Shier Ltd., Suzy Shier Equities, LA and 3254127 may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firm's credit policies. The Class A Shares (and securities derivative thereof) which may be held in the margin accounts are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.           Purpose of Transaction.

                  Neither the Reporting Persons nor, to the best of their knowledge, any of the other individuals identified in response to Item 2, has any present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

                  In addition, as directors of the Issuer, Mr. Teitelbaum and Mr. Gross may have influence over the corporate activities of the Issuer, including as may relate to transactions described in Item (a) through (j) of
Item 4.

                  Notwithstanding the foregoing, the Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, or to propose or take any action as described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Item 5.           Interest in Securities of the Issuer.

                  (a) (i) GTHI and 3254127 may be deemed the beneficial owner of 815,573 Class A Shares (approximately 7.87% of the total number of Class A Shares outstanding assuming conversion of 815,573 Class B Shares). This number consists of 815,573 Class B Shares held for the account of 3254127.

                           (ii)     LA may be  deemed  the  beneficial  owner of
1,455,000 Class A Shares (approximately 13.23% of the total number of Class A Shares outstanding assuming conversion of 1,300,000 Class B Shares). This number consists of 1,455,000 Class B Shares held for its account.

                           (iii)    Suzy  Shier   Equities  may  be  deemed  the
beneficial owner of 1,920,500 Class A Shares (approximately 17.19% of the total number of Class A Shares outstanding assuming conversion of 1,630,000 Class B Shares). This number consists of (1) 290,500 Class A Shares and 175,000 Class B Shares held for its account and (2) 1,455,000 Class B Shares held for the account of LA.

                                                             Page 14 of 17 Pages


                           (iv)     Suzy Shier Ltd.,  SGHI and Mr.  Gross may be
deemed the beneficial owner of 1,978,500 Class A Shares (approximately 17.71% of the total number of Class A Shares outstanding assuming conversion of 1,630,000 Class B Shares). This number consists of (1) 290,500 Class A Shares and 175,000 Class B Shares held for the account of Suzy Shier Equities, (2) 1,455,000 Class B Shares held for the account of LA and (3) 58,000 Class A Shares held for the account of Suzy Shier Ltd.

                           (v)      THI may be deemed  the  beneficial  owner of
2,794,073 Class A Shares (approximately 23.31% of the total number of Class A Shares outstanding assuming conversion of 2,445,573 Class B Shares ). This number consists of (1) 290,500 Class A Shares and 175,000 Class B Shares held for the account of Suzy Shier Equities, (2) 1,455,000 Class B Shares held for the account of LA, (3) 815,573 Class B Shares held for the account of 3254127 and (4) 58,000 Class A Shares held for the account of Suzy Shier Ltd.

                           (vi)     Mr.  Teitelbaum may be deemed the beneficial
owner of 2,834,073 Class A Shares (approximately 23.56% of the total number of Class A Shares outstanding assuming conversion of 2,445,573 Class B Shares and exercise of 40,000 Options, as defined below). This number consists of (1) 290,500 Class A Shares and 175,000 Class B Shares held for the account of Suzy Shier Equities, (2) 1,455,000 Class B Shares held for the account of LA, (3) 815,573 Class B Shares held for the account of 3254127, (4) 58,000 Class A Shares held for the account of Suzy Shier Ltd. and (5) 40,000 Options which are exercisable within 60 days.

                  First Canada Management Consultants Limited, a Canadian company wholly owned by Teitelbaum Investments Ltd., a Canadian company of which Mr. Teitelbaum is the majority shareholder, holds options to acquire 160,000 Class A Shares, which options vest in increments of 40,000 Class A Shares on August 20th of the years 1999 through 2002 and options to acquire 150,000 Class A Shares, which options vest in increments of 30,000 Class A Shares on September 22nd of the years 2000 through 2004 (the "Options").

                  (b) (i) Each of Suzy Shier Equities, Suzy Shier Ltd., SGHI, Mr. Gross, THI and Mr. Teitelbaum may be deemed to have shared power to direct the voting and disposition of the 1,455,000 Class A Shares (and securities derivative thereof), held for the account of LA.

                           (ii)     Each of Suzy Shier Ltd.,  SGHI,  Mr.  Gross,
THI and Mr. Teitelbaum may be deemed to have shared power to direct the voting and disposition of the 465,500 Class A Shares (and securities derivative thereof), held for the account of Suzy Shier Equities.

                           (iii)    Each of GTHI, THI and Mr.  Teitelbaum may be
deemed to have shared power to direct the voting and disposition of the 815,573 Class A Shares (and securities derivative thereof), held for the account of 3254127.

                                                             Page 15 of 17 Pages


                           (iv)     Each  of  SGHI,  Mr.  Gross,   THI  and  Mr.
Teitelbaum may be deemed to have shared power to direct the voting and disposition of the 58,000 Class A Shares held for the account of Suzy Shier Ltd.

                           (v)      Suzy Shier  Ltd.  may be deemed to have sole
power to direct the voting and disposition of the 58,000 Class A Shares (and securities derivative thereof), held for its account.

                  (c) Except for the transaction disclosed in Item 2, there have been no transactions with respect to the Class A Shares since December 13, 1999 (60 days prior to the date hereof) by any of the Reporting Persons.

                  (d) (i) The shareholders of LA have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Class A Shares (and securities derivative thereof), held by LA in accordance with their ownership interests in LA.

                           (ii)     The shareholders of Suzy Shier Equities have
the right to participate in the receipt of dividends from, or proceeds from the sale of, the Class A Shares (and securities derivative thereof), held by Suzy Shier Equities in accordance with their ownership interests in Suzy Shier Equities.

                           (iii)    The  shareholders  of 3254127 have the right
to participate in the receipt of dividends from, or proceeds from the sale of, the Class A Shares (and securities derivative thereof), held by 3254127 in accordance with their ownership interests in 3254127.

                           (iv)     The shareholders of Suzy Shier Ltd. have the
right to participate in the receipt of dividends from, or proceeds from the sale of, the Class A Shares (and securities derivative thereof), held by Suzy Shier Ltd. in accordance with their ownership interests in Suzy Shier Ltd.

                  (e)      Not applicable.

                                                             Page 16 of 17 Pages



         With reference to the information set forth above, this filing shall not be deemed an admission that the Reporting Persons are the beneficial owners of any securities of the Issuer which are not directly held by them.

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  February 11, 2000           GROSS-TEITELBAUM HOLDINGS INC.


                                   By:      /S/ I. TEITELBAUM
                                            ______________________________
                                            Name:             I. Teitelbaum
                                            Title:            Secretary


                                   LOS ANGELES EXPRESS FASHIONS, INC.


                                   By:      /S/ I. TEITELBAUM
                                            _________________________________
                                            Name:             I. Teitelbaum
                                            Title:            Secretary


                                   SUZY SHIER EQUITIES INC.


                                   By:      /S/ I. TEITELBAUM
                                            ________________________________
                                            Name:             I. Teitelbaum
                                            Title:            President


                                   SUZY SHIER LTD.


                                   By:      /S/ I. TEITELBAUM
                                            _________________________________
                                            Name:             I. Teitelbaum
                                            Title:            Chairman and CEO

                                   STEPHEN GROSS HOLDINGS INC.


                                   By:      /S/ STEPHEN GROSS
                                            ______________________________
                                            Name:             Stephen Gross
                                            Title:            Secretary

                                                             Page 17 of 17 Pages


                                   STEPHEN GROSS

                                   /S/ STEPHEN GROSS
                                   _______________________________________

                                   TEITELBAUM HOLDINGS INC.


                                   By:      /S/ I. TEITELBAUM
                                            ______________________________
                                            Name:             I. Teitelbaum
                                            Title:            Secretary


                                   IRVING TEITELBAUM


                                   /S/ I. TEITELBAUM
                                   ________________________________________

                                   LA SENZA INC.


                                   By:      /S/ I. TEITELBAUM
                                            ______________________________
                                            Name:             I. Teitelbaum
                                            Title:            Chairman and CEO

                                   3254127 CANADA INC.


                                   By:      /S/ I. TEITELBAUM
                                            ______________________________
                                            Name:             I. Teitelbaum
                                            Title:            President